Nap Bar, Inc. (the "Company") a Texas Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Nap Bar, Inc.
Balance Sheet

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10001 Operating Account (5270)	2,689.31
10002 Payroll (4811)	-10.00
Total Bank Accounts	**2,679.31**
Other Current Assets	
14704 Undeposited Funds	3,500.00
Total Other Current Assets	**3,500.00**
Total Current Assets	**6,179.31**
Fixed Assets	
15000 Property, plant, and equipment	
15007 Computers	40,000.00
15008 Pods	26,026.18
Total 15000 Property, plant, and equipment	**66,026.18**
Total Fixed Assets	**66,026.18**
TOTAL ASSETS	**$72,205.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX CC - 1005	15,964.87
Nap Bar Credit Card - 2678	5,982.82
Nap Bar, LLC - 0297	4,292.62
Nap Bar, LLC Credit Card - 0541	8,452.56
Total Credit Cards	**34,692.87**
Other Current Liabilities	
20300 City of Houston Payable	334.13
Total Other Current Liabilities	**334.13**
Total Current Liabilities	**35,027.00**
Total Liabilities	**35,027.00**
Equity	
30100 401k Plan Investment	198,474.33
30300 Opening Balance Equity	1,500.00
30400 Owner Contributions	-9,114.85
30500 Owner Distributions	-36,939.28
30600 Retained Earnings	-105,660.62
Net Income	-11,081.09
Total Equity	**37,178.49**

	Total
TOTAL LIABILITIES AND EQUITY	**$72,205.49**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Operating Account (5270)	-7.98
Payroll (4811)	-9.85
Total Bank Accounts	**-17.83**
Total Current Assets	**-17.83**
Fixed Assets	
Pods	26,026.18
Total Fixed Assets	**26,026.18**
TOTAL ASSETS	**$26,008.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX CC - 1005	5,558.68
Nap Bar Credit Card - 2678	6,195.50
Nap Bar, LLC - 0297	4,668.53
Nap Bar, LLC Credit Card - 0541	9,030.38
Total Credit Cards	**25,453.09**
Other Current Liabilities	
City of Houston Payable	334.13
Note Payable	1,500.00
Payroll Liabilities	
Federal Taxes (941/944)	148.98
Federal Unemployment (940)	49.49
TX Unemployment Tax	235.70
Total Payroll Liabilities	**434.17**
Total Other Current Liabilities	**2,268.30**
Total Current Liabilities	**27,721.39**
Total Liabilities	**27,721.39**
Equity	
401k Plan Investment	137,579.41
Opening Balance Equity	640.35
Owner's Investment	-37,438.72
Owner's Pay & Personal Expenses	9,759.75
Retained Earnings	-77,342.51
Net Income	-34,911.32
Total Equity	**-1,713.04**
TOTAL LIABILITIES AND EQUITY	**$26,008.35**

Nap Bar, Inc.
Income Statement

Profit and Loss

January - December 2023

	Total
INCOME	
40000 Sales	61,696.30
Total Income	**61,696.30**
COST OF GOODS SOLD	
57300 Subcontractors	5,799.90
Total Cost of Goods Sold	**5,799.90**
GROSS PROFIT	**55,896.40**
EXPENSES	
60000 Advertising Expense	19,476.54
61000 Auto Expenses	761.51
62000 Bank Charges	2,701.64
63000 Charitable Contributions Exp	750.01
64500 Dues and Subscriptions	1,345.00
67000 Insurance-1	1,116.74
68500 Legal and Professional Expense	
68501 Legal Fees	4,544.28
68502 Accounting	352.00
Total 68500 Legal and Professional Expense	**4,896.28**
70500 Business Meals	1,578.23
71000 Office Expense	
71001 Office Supplies	719.93
71004 Software Licenses and Subscriptions	7,921.06
Total 71000 Office Expense	**8,640.99**
73500 Postage	1,466.08
74000 Rent	
74001 Building Rent	9,796.85
Total 74000 Rent	**9,796.85**
74500 Repairs & Maintenance Expense	27.60
75500 Supplies	4,469.09
76500 Travel Expense	
76501 Hotel	822.54
76502 Air Fare	579.90
76503 Other Travel Expense	2,188.51
Total 76500 Travel Expense	**3,590.95**
77000 Utilities Expense	
77001 Internet and Telecommunications Expense	2,186.53
Total 77000 Utilities Expense	**2,186.53**
Total Expenses	**62,804.04**
NET OPERATING INCOME	**-6,907.64**
OTHER INCOME	

	Total
40200 Other Income-1	
40201 Credit Card Rewards	90.00
Total 40200 Other Income-1	**90.00**
Total Other Income	**90.00**
OTHER EXPENSES	
67500 Interest Expense	4,263.45
Total Other Expenses	**4,263.45**
NET OTHER INCOME	**-4,173.45**
NET INCOME	**$ -11,081.09**

Unaudited

Profit and Loss

January - December 2022

	Total
INCOME	
Sales	9,594.17
Sales of Product Income	13,749.97
Total Income	**23,344.14**
COST OF GOODS SOLD	
Cost of Goods Sold	3,992.52
Inventory Shrinkage	-2,950.00
Shipping	1,001.46
Total Cost of Goods Sold	**2,043.98**
GROSS PROFIT	**21,300.16**
EXPENSES	
Advertising & Marketing	4,441.51
Bank Charges & Fees	4,467.56
Car & Truck	771.99
Charitable Contributions	153.60
Contractors	8,609.32
Fuel	497.28
Insurance	729.35
Interest Paid	3,147.14
Job Supplies	2,000.00
Legal & Professional Services	1,039.00
Meals & Entertainment	1,441.70
Membership Dues / Fees	-250.00
Merchant Fees	187.98
Office Supplies & Software	7,818.57
Other Business Expenses	156.44
QuickBooks Payments Fees	236.48
Rent & Lease	10,071.35
Supplies & Materials	1,915.97
Travel	6,961.66
Utilities	1,814.58
Total Expenses	**56,211.48**
NET OPERATING INCOME	**-34,911.32**
NET INCOME	**$ -34,911.32**

Nap Bar, Inc.
Statement of Cash Flows

Statement of Cash Flows

January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-11,081.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AMEX CC - 1005	10,406.19
Nap Bar Credit Card - 2678	-212.68
Nap Bar, LLC - 0297	-375.91
Nap Bar, LLC Credit Card - 0541	-577.82
Note Payable (deleted)	-1,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,739.78**
Net cash provided by operating activities	**-3,341.31**
FINANCING ACTIVITIES	
30400 Owner Contributions	10,885.15
30500 Owner Distributions	-2,346.70
30600 Retained Earnings	1,000.00
Net cash provided by financing activities	**9,538.45**
NET CASH INCREASE FOR PERIOD	**6,197.14**
Cash at beginning of period	-17.83
CASH AT END OF PERIOD	**$6,179.31**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-34,911.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AMEX CC - 1005	627.13
Nap Bar Credit Card - 2678	-202.80
Nap Bar, LLC - 0297	2,218.40
Nap Bar, LLC Credit Card - 0541	-923.24
City of Houston Payable	334.13
Line of Credit	-324.00
Note Payable	1,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,229.62**
Net cash provided by operating activities	**-31,681.70**
INVESTING ACTIVITIES	
Pods	-252.17
Net cash provided by investing activities	**-252.17**
FINANCING ACTIVITIES	
401k Plan Investment	21,885.83
Opening Balance Equity	1,500.00
Owner's Investment	324.00
Owner's Pay & Personal Expenses	6,913.61
Net cash provided by financing activities	**30,623.44**
NET CASH INCREASE FOR PERIOD	**-1,310.43**
Cash at beginning of period	1,292.60
CASH AT END OF PERIOD	**$ -17.83**

Nap Bar, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	-$1,713.04	$640.35
Net profit/loss	-$11,081.09	-$34,911.32
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$37,178.49	-$1,713.04

Unaudited

Nap Bar, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

Nap Bar, Inc. (the "Company") is a corporation organized in January 2019 under the laws of Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.